SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release
First Quarter 2018

In 1Q18, Brazil’s #1 airline achieves a 17% EBIT margin

and grows net revenues by 14%

Operating income for the first quarter doubled, reaching R$504 million

São Paulo, May 9, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the first quarter of 2018 (1Q18). All information is presented in accordance with IFRS, in Brazilian Reais (R$), and all comparisons are with the first quarter of 2017 (1Q17), respectively, unless otherwise stated.

Summary

Significantly improved operating indicators: for the quarter, RPKs increased by 4.5% (from 9.6 billion in 1Q17 to 10.0 billion in 1Q18), mainly due to a 1.8% increase in the number of transported passengers. Strong demand allowed GOL to continue driving revenue management; average yield per passenger increased by 10.3% in the quarter compared to 1Q17, reaching 28.02 cents (R$). Supply growth was measured, with ASKs increasing 3.3% compared to 1Q17 (driven by a 0.7% increase in take-offs and a 3.6% stage-length expansion). As a result, the average load factor in 1Q18 grew 0.8pp compared to 1Q17, reaching 80.4%. GOL remained the industry leader in on-time performance, with 93.7% of flights on-time in 1Q18 according to Infraero.

Strong revenue growth: the combination of higher demand and optimized pricing resulted in net revenue for the quarter of R$3.0 billion, an increase of 14.4% compared to 1Q17. Net RASK was 23.87 cents (R$) in 1Q18, an increase 10.7% over 1Q17. Net PRASK increased 11.5% over 1Q17, reaching 22.53 cents (R$). Average fare increased by 13.1% from R$296 to R$335. GOL’s 2018 guidance is for net revenues of approximately R$11 billion.

Controlled cost environment: total CASK in 1Q18 was 19.80 cents (R$), 1.9% higher than in 1Q17, in spite of a less benign jet fuel environment; on an ex-fuel basis, CASK fell by 4.8%. Excluding gains on aircraft sales CASK ex-fuel increased by 0.2%. GOL remains the cost leader in South America for the 17th consecutive year.

Continued margin expansion: While the average price of jet fuel increased by 7.4% in 1Q18 over 4Q17, the combination of stronger pricing, higher demand, R$19 million of gains on fuel hedging gains, and R$82 million of gains on aircraft sales permitted GOL’s EBIT margin to expand to 17.0% in 1Q18, the highest first quarter indicator since 2006 and a 7.1 pp improvement over 1Q17. Operating income (EBIT) in 1Q18 was R$504.3 million, an increase of 97.4% compared to 1Q17. EBITDA margin was 22.1% in 1Q18, a growth of 8.1 pp q-o-q. EBITDAR margin was 30.0% in 1Q18, an increase of 6.7 pp q-o-q over 1Q17. GOL’s 2018 guidance is for an EBIT margin of approximately 11%.

Balance sheet strengthening: net debt (excluding perpetual bonds) to LTM EBITDA was 2.5x as of March 31, 2018, improving versus the year-end (3.0x) and year-ago metrics (5.2x). Total liquidity, including cash, financial investments, restricted cash and accounts receivable, totaled R$3.1 billion, an increase of 104.9% versus a year ago. The combination of GOL’s credit rating upgrades, tender offers/redemptions and improved cash liquidity substantially increased the Company’s financial flexibility while decreasing its blended cost of debt and increasing the average maturity of the Company’s indebtedness. On January 30, 2018, GOL subsidiary GOL Finance priced an additional issue (re-tap offering) in the amount of US$150 million of its Senior Notes due in 2025, with a coupon of 7.0% per year.

GOL’s guidance for 2018 and 2019 in on page 14 of this document.

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Management’s Comments on Results

"We are proud of the continuing improvement in our results, which we believe is proof that our strategy of offering a differentiated, high quality product while relentlessly focusing on cost efficiency, is bearing fruit. We remain focused on offering the best experience in air transportation, providing punctual, exclusive services to our customers on new, modern aircraft that connect our main markets with the most convenient schedules. Our entertainment platform is the most complete and modern in Latin America with live on-board television and on-demand internet. The fleet has been retrofitted with eco-leather seats, and on-board Wi-Fi. We also offer our customers selfie check-in, GOL+Conforto seats, and an expanded menu of on-board products, while maintaining low-fare leadership”, commented Paulo Kakinoff, CEO.

We maintained our on-time leadership in Brazil for the 20th consecutive quarter (according to Infraero) in 1Q18: 93.7% of GOL’s flights (over 64,000 in the quarter) took off on schedule.

“We expect to continually drive our efficiency and technology advantages this year, and we look forward to incorporating the new Boeing 737 MAX 8s in the second half of 2018. With a range of up to 6,500 km, the new 737 MAX 8 aircraft will allow GOL to offer non-stop flights from Brazil to anywhere in Latin America, as well as to our recently announced destinations in Florida,” concluded Kakinoff.

In January, GOL began the sale of tickets to Miami and Orlando, its first non-stop flights to the United States. The new service will be flown by our new Boeing 737 MAX 8 aircraft, and will start on November 4th of this year, with departures from Brasília and Fortaleza; these cities were chosen for their privileged geographic locations and connectivity with other GOL markets. Customers will have at their disposal all the convenience and comfort already offered on the Company's flights, including in-flight internet and entertainment, leather seats with ample leg room, and free on-board drinks and meals.

GOL was the lowest operating cost airline in the region for the 17th consecutive year, a result of our simplified, standardized fleet (lower crew costs, intelligent spare parts management and best-in-class maintenance), and our lean and productive operations with reduced fixed costs. In 1Q18, aircraft utilization was 12.9 block hours per day (a 5.2% increase over 1Q17), and our load factor increased by 0.8 pp, reaching 80.4%. "Our operating efficiency and cost advantage support our position as the #1 airline in Brazil," said Richard Lark, CFO.

We continued to effectively protect the company’s margins by managing capacity, yields and hedging. In the 1Q18 compared to 4Q17 the average price of jet fuel increased by 7.4% and we increased domestic capacity by 0.8%, increased PRASK by 11.5%, and realized R$19 million of positive results through fuel hedging.

“We continue to reduce our cost of financing and improve our liquidity and leverage profile. On January 30, 2018, GOL subsidiary GOL Finance priced an additional issue (re-tap offering) in the amount of US$150 million of our Senior Notes due in 2025, with a coupon of 7.0% per year. In addition, we partially acquired our Senior Notes due 2020 (through a tender offer), and paid out the redemption of our Senior Notes due 2018, 2020, 2021 e 2028. As of March 31, 2018, our net debt (ex-perpetual bonds) to LTM EBITDA ratio improved to 2.5x, and our total liquidity was R$3.1 billion”, Richard Lark concluded.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Operational and Financial Indicators

Traffic data – GOL (in millions)	1Q18	1Q17	% Var.
RPK GOL – Total	9,989	9,561	4.5%
RPK GOL – Domestic	8,694	8,507	2.2%
RPK GOL – International	1,295	1,055	22.8%
ASK GOL – Total	12,421	12,019	3.3%
ASK GOL – Domestic	10,780	10,690	0.8%
ASK GOL – International	1,641	1,329	23.5%
GOL Load Factor – Total	80.4%	79.6%	0.8 p.p
GOL Load Factor – Domestic	80.7%	79.6%	1.1 p.p
GOL Load Factor – International	78.9%	79.4%	-0.5 p.p
Operating data	1Q18	1Q17	% Var.
Average Fare (R$)	334.72	295.88	13.1%
Revenue Passengers - Pax on board ('000)	8,362	8,210	1.8%
Aircraft Utilization (block hours/day)[5]	12.9	12.3	5.2%
Departures	64,545	64,100	0.7%
Total Seats (‘000)	10,816	10,734	0.8%
Average Stage Length (km)	1,142	1,102	3.6%
Fuel Consumption (mm liters)	364	353	3.2%
Full-time Employees (at period end)	15,043	15,051	-0.1%
Average Operating Fleet[6]	111	111	-0.4%
On-time Departures	93.7%	94.6%	-0.9 p.p
Flight Completion	97.8%	98.8%	-1.0 p.p
Passenger Complaints (per 1000 pax)	1.92	1.43	34.2%
Lost Baggage (per 1000 pax)	2.04	2.17	-6.2%
Financial data	1Q18	1Q17	% Var.
Net YIELD (R$ cents)	28.02	25.41	10.3%
Net PRASK (R$ cents)	22.53	20.21	11.5%
Net RASK (R$ cents)	23.87	21.57	10.7%
CASK (R$ cents)[4]	19.80	19.44	1.9%
CASK ex-fuel (R$ cents)[4]	12.69	13.32	-4.8%
CASK ex-fuel and net gains on aircraft (R$ cents)	13.35	13.32	0.2%
Breakeven Load Factor	66.7%	71.7%	-5.0 p.p
Average Exchange Rate [1]	3.2433	3.1451	3.1%
End of period Exchange Rate [1]	3.3238	3.1684	4.9%
WTI (avg. per barrel. US$) [2]	62.89	51.78	21.5%
Price per liter Fuel (R$) [3]	2.43	2.08	16.5%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.50	0.40	25.9%

1. Source: Brazil’s Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Including results on the return of aircraft under finance lease contracts, sale-leaseback transactions; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; 5. and 6. Average operating fleet excluding sub-leased aircraft and those under MRO. * 1Q17 results have been restated based on IFRS 15. Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 0.8% in 1Q18 over 1Q17. Demand increased by 2.2% in 1Q18, and load factor reached 80.7%, an increase of 1.1 p.p. when compared to 1Q17.

GOL transported 7.7 million domestic passengers in the quarter, an increase of 0.9% when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic aviation market.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

International market - GOL

GOL’s international supply increased by 23.5% in the quarter compared to 1Q17. International demand increased 22.8% in 1Q18 when compared to 1Q17. The Company’s international load factor in 1Q18 was 78.9%, decreasing 0.5 p.p. over 1Q17. During the quarter, GOL transported 0.6 million passengers in the international market, an increase of 16.4% when compared to the first quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 64,545, an increase of 0.7% in 1Q18 over 1Q17. The total number of seats available to the market was 10.8 million in the first quarter of 2018, an increase of 0.8% over the same period in 2017.

PRASK, Yield and RASK

Net PRASK increased by 11.5% in the quarter when compared to 1Q17, reaching 22.53 cents (R$), driven by a growth in net passenger revenue of 15.2% in the quarter. GOL’s Net RASK was 23.87 cents (R$) in 1Q18, an increase of 10.7% over 1Q17. Net yield increased by 10.3% in 1Q18 compared to 1Q17, reaching 28.02 cents (R$), driven by a 13.1% increase in GOL’s average fare.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	1Q18	1Q17	% Var.
Net operating revenues	2,964.3	2,592.1	14.4%
Passenger	2,798.9	2,429.3	15.2%
Cargo and Other	165.4	162.8	1.6%
Operating Costs and Expenses	(2,460.0)	(2,336.8)	5.3%
Salaries, wages and benefits	(483.7)	(414.0)	16.8%
Salaries, wages and benefits - Operations	(340.5)	(297.6)	14.4%
Salaries, wages and benefits – Other	(143.2)	(116.4)	23.0%
Aircraft fuel	(884.2)	(735.8)	20.2%
Taxes on aircraft fuel	(134.1)	(120.9)	10.9%
Aircraft Fuel (ex-taxes)	(750.1)	(614.9)	22.0%
Aircraft rent	(235.4)	(241.5)	-2.5%
Sales and marketing	(127.3)	(117.6)	8.3%
Landing fees	(187.4)	(174.8)	7.2%
Passenger costs	(119.7)	(117.3)	2.1%
Services Provided	(130.2)	(137.9)	-5.6%
Maintenance materials and repairs	(110.3)	(88.2)	25.0%
Depreciation and amortization	(150.6)	(106.6)	41.2%
Other¹	(31.1)	(203.1)	-84.7%
Equity Income	(0.0)	0.1	NM
Operating Result (EBIT)	504.3	255.4	97.4%
EBIT Margin	17.0%	9.9%	7.1 p.p
Financial Results	(217.9)	(99.6)	118.7%
Interest on loans	(165.1)	(240.2)	-31.2%
Gains from financial investments	35.3	29.2	21.0%
Exchange and monetary variations	(19.5)	143.7	NM
Derivatives net results	25.6	(11.7)	NM
Other expenses (revenues) net	(94.1)	(20.6)	357.2%
Income (Loss) before income taxes	286.4	155.8	83.8%
Pre-tax Income Margin	9.7%	6.0%	3.7 p.p
Income Tax	(65.6)	79.1	NM
Current income tax	(49.3)	(85.1)	-42.1%
Deferred income tax	(16.3)	164.2	NM
Net income (loss)	220.8	234.9	-6.0%
Net Margin	7.4%	9.1%	-1.6 p.p
Minority Interest	73.4	72.3	1.5%
Net income (loss) after minority interest	147.5	162.6	-9.3%
Net Margin after minority interest	5.0%	6.3%	-1.3 p.p
Earnings per Share (EPS) after minority interest R$	0.42	0.47	-9.6%
Weighted average shares outstanding MM	348.4	347.2	0.3%
Earnings per ADS Equivalent in US$	0.26	0.30	-12.3%
Weighted average ADSs outstanding MM	174.2	173.6	0.3%

 * 1Q17 results have been restated based on IFRS 15. Certain calculations may not match due to rounding.

1. Including R$81.9 million in gains on sales of aircraft in 1Q18.

Net revenue

Net revenue in 1Q18 was R$3.0 billion, an increase of 14.4% when compared to 1Q17, with RPKs increasing by 4.5%, to 9.989 billion in 1Q18. International revenue totaled R$602.8 million (20.3% of total net revenue for the quarter), compared to R$449.1million in the same period of 2017.

Cargo revenues, revenues from the Smiles loyalty program and others, represented R$165.4 million in 1Q18, increased of 1.6% compared to 1Q17, mainly due to the 7.5% increase from Smiles Program Revenue, and 16.6% of cargo revenues versus the year-ago quarter.

GOL’s load factor increased by 0.8 p.p. to 80.4% in the quarter, as demand growth outstripped the increase in ASKs. Average fares increased by 13.1%, from R$296 to R$335, driving a 10.3% increase in yield.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Operating expenses

Total CASK grew by 1.9% compared to 1Q17, from 19.44 cents (R$) to 19.80 cents (R$), mainly due to a 16.5% increase in the price per liter of jet fuel and 13.1% increase in personnel costs per ASK. CASK ex-fuel decreased 4.8% when compared to the year-ago quarter, supported by increased fleet productivity, a reduction in leasing costs derived from contract renegotiations, purchase of products and tickets from partner companies for redemption by the Smiles loyalty program and gains from sale of aircraft, partially offset by an increase in salary, wage and benefit costs, and higher depreciation driven by capitalized maintenance on key aircraft components (including engines). Excluding R$81.9 million of gains on sales of aircraft in 1Q18, CASK ex-fuel increased by 0.2% to 13.35 cents (R$).

GOL’s breakeven load factor decreased by 5.0 p.p., reaching 66.7% vs. 71.7% in 1Q17, primarily due to yield growth of 10.3% in the quarter. The breakdown of the Company’s operating costs and expenses is as follows:

Operating expenses (R$ MM)*	1Q18	1Q17	% Var.
Salaries, wages and benefits	(483.7)	(414.0)	16.8%
Salaries, wages and benefits - Operations	(340.5)	(297.6)	14.4%
Salaries, wages and benefits - Other	(143.2)	(116.4)	23.0%
Aircraft fuel	(884.2)	(735.8)	20.2%
Taxes on aircraft fuel	(134.1)	(120.9)	10.9%
Aircraft Fuel (ex-taxes)	(750.1)	(614.9)	22.0%
Aircraft rent	(235.4)	(241.5)	-2.5%
Sales and marketing	(127.3)	(117.6)	8.3%
Landing fees	(187.4)	(174.8)	7.2%
Passenger costs	(119.7)	(117.3)	2.1%
Services	(130.2)	(137.9)	-5.6%
Maintenance, materials and repairs	(110.3)	(88.2)	25.0%
Depreciation and Amortization	(150.6)	(106.6)	41.2%
Other operating expenses¹	(31.1)	(203.1)	-84.7%
Total operating expenses¹	(2,460.0)	(2,336.8)	5.3%
Operating expenses ex- fuel¹	(1,575.7)	(1,601.0)	-1.6%
Operating expenses per ASK (R$ cents)	1Q18	1Q17	% Var.
Salaries, wages and benefits	(3.89)	(3.44)	13.1%
Salaries, wages and benefits - Operations	(2.74)	(2.48)	10.7%
Salaries, wages and benefits - Other	(1.15)	(0.97)	19.0%
Aircraft fuel	(7.12)	(6.12)	16.3%
Taxes on aircraft fuel	(1.08)	(1.01)	7.3%
Aircraft Fuel (ex-taxes)	(6.04)	(5.12)	18.0%
Aircraft rent	(1.90)	(2.01)	-5.7%
Sales and marketing	(1.02)	(0.98)	4.8%
Landing fees	(1.51)	(1.45)	3.8%
Passenger costs	(0.96)	(0.98)	-1.2%
Services	(1.05)	(1.15)	-8.6%
Maintenance, materials and repairs	(0.89)	(0.73)	21.0%
Depreciation and amortization	(1.21)	(0.89)	36.7%
Other operating expenses¹	(0.25)	(1.69)	-85.2%
CASK¹	(19.80)	(19.44)	1.9%
CASK excluding fuel expenses¹	(12.69)	(13.32)	-4.8%
CASK excluding fuel expenses and net gains on aircraft	(13.35)	(13.32)	0.2%

¹ Including R$81.9 million of gains on sales of aircraft.

* 1Q17 results have been restated based on IFRS 15. Certain variation calculations in this report may not match due to rounding.

Aircraft fuel costs per ASK increased by 16.3% compared to 1Q17 to 7.12 cents (R$), mainly due to a 16.5% increase in the price of the liter of fuel.

Salaries, wages and benefits per ASK increased by 13.1% to 3.89 cents (R$) over 1Q17, mainly due R$35.7 million in provisions for labor contingencies and annual cost of living adjustments. Excluding

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

provisions for labor contingencies, salaries, wages and benefits per ASK increase by 4.7% to 3.61 cents (R$).

Aircraft rent per ASK decreased by 5.7% in relation to 1Q17, to 1.90 cent (R$), mainly due to contract renegotiations, as well as to a reduction in operating fleet of 6 aircraft which improved productivity.

Sales and marketing per ASK increased 4.8% in relation to 1Q17, to 1.02 cent (R$), impacted by incentives directly associated with increased revenues and higher advertising costs in the period.

Landing fees per ASK increased by 3.8% compared to 1Q17 to 1.51 cent (R$), due to higher landing fees and navigation support costs, also an increase in international departures in the quarter.

Passenger costs per ASK decreased 1.2% in relation to 1Q17, to 0.96 cent (R$), as expenses related to reimbursement of tickets, accommodation and flights cancellations were offset by an ASK increase of 3.3% in the quarter.

Services per ASK costs decreased by 8.6% in relation to 1Q17, to 1.05 cent (R$), mainly due to decreased purchases of products and tickets from partnership companies to be redeemed in our Smiles loyalty program.

Maintenance materials and repairs per ASK increased by 21.0% in relation to 1Q17, to 0.89 cent (R$), due to maintenance required for aircraft returns, partially offset by reducing the cost of repairing rotables and higher capitalization of APU repairs.

Depreciation and amortization per ASK increased 36.7% in relation to 1Q17, to 1.21 cent (R$), due to the higher capitalized maintenance on key aircrafts components (including engines), which consequently, increased depreciation.

Other expenses per ASK decreased 85.2% to 0.25 cent (R$) in 1Q18 compared to 1.69 cent (R$) in 1Q17, mainly due to R$81.9 million in gains on aircraft sales which occurred in 1Q18. At March 31, 2018, GOL had 29 aircraft in its finance lease portfolio.

Operating result

Operating income (EBIT) in the fourth quarter was R$504.3 million, an increase of 97.4% compared to the same period in 2017. 1Q18 operating margin was 17.0%, an increase of 7.1 p.p. in relation to 1Q17. On a per available seat-kilometer basis, EBIT was 4.06 cents (R$) in 1Q18, compared to 2.12 cents (R$) in 1Q17 (an increase of 91.1%).

EBITDA in 1Q18 totaled R$654.9 million in the period, an increase of 80.9% over 1Q17. The impact of the increase in RASK of 2.30 cents (R$) and the decrease in CASK ex-depreciation of 0.04 cent (R$) resulted in an EBITDA per available seat-kilometer to 5.27 cents (R$) in 1Q18, an improvement of 2.26 cents (R$) compared to 1Q17.

EBITDAR in 1Q18 totaled R$890.3 million in the period, an increase of 47.5% over 1Q17. On a per available seat-kilometer basis, EBITDAR was 7.17 cents (R$) in 1Q18, compared to 5.02 cents (R$) in 1Q17 (an increase of 42.7%).

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

EBITDAR Calculation (R$ cents/ASK)	1Q18	1Q17	% Var.
Net Revenues	23.87	21.57	10.7%
Operating Expenses	(19.80)	(19.44)	1.9%
EBIT	4.06	2.12	91.1%
Depreciation and Amortization	(1.21)	(0.89)	36.7%
EBITDA	5.27	3.01	75.0%
EBITDA Margin	22.1%	14.0%	8.1 p.p
Aircraft Rent	(1.90)	(2.01)	-5.7%
EBITDAR	7.17	5.02	42.7%
EBITDAR Margin	30.0%	23.3%	6.7 p.p

*1Q17 results have been restated based on IFRS 15. Certain calculations may not match due to rounding.

Operating Margins (R$ MM)	1Q18	1Q17	% Var.
EBIT	504.3	255.4	97.4%
EBIT Margin	17.0%	9.9%	7.1 p.p
EBITDA	654.9	362.0	80.9%
EBITDA Margin	22.1%	14.0%	8.1 p.p
EBITDAR	890.3	603.5	47.5%
EBITDAR Margin	30.0%	23.3%	6.7 p.p

*1Q17 results have been restated based on IFRS 15.  Certain calculations may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	1Q18	1Q17	% Var.
Net income (loss)	220.8	234.9	-6.0%
(-) Income taxes	(65.6)	79.1	NM
(-) Net financial result	(217.9)	(99.6)	118.7%
EBIT	504.3	255.4	97.4%
(-) Depreciation and amortization	(150.6)	(106.6)	41.2%
EBITDA	654.9	362.0	80.9%
(-) Aircraft rent	(235.4)	(241.5)	-2.5%
EBITDAR	890.3	603.5	47.5%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. GOL also shows the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; *1Q17 results has been restated based on IFRS 15.  Certain variation calculations in this report may not match due to rounding

Net financial result

Net financial expense was R$217.9 million, an increase of R$118.3 million compared to 1Q17. Interest expense dropped by R$75.1 million versus 1Q17, to R$165.1 million, due to reductions in GOL’s financial leverage and income from derivatives which increased R$37.3 million over 1Q17 mainly due to higher gains from hedging operations, offset by negative exchange and monetary losses of R$19.5 million in 1Q18 compared to gains of R$143.7 million in the same period in 2017, and by an increase in other financial expenses (costs related to liability management) to R$94.1 million in 1Q18, compared to R$20.6 million in 1Q17.

|   Interest expense totaled R$165.1 million in 1Q18, a decrease of 31.2% over 1Q17, mainly due to reduced cost of debt.

|   Net exchange and monetary variation totaled a loss of R$19.5 million in 1Q18, due to the 4.9% depreciation of the Brazilian Real vs. the US Dollar (final exchange rate for the period), from R$3.1684 per dollar as of March 31, 2017 to R$3.3238 per dollar as of March 31, 2018.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

|   Gains from financial investments totaled R$35.3 million in 1Q18, an increase of 21.0% over 1Q17, primarily explained by higher gains on financial investments and investment funds.

|   Net result of derivatives was a positive result of R$25.6 million in 1Q18, in comparison to a negative result of R$11.7 million in 1Q17.

|   Other financial expenses totaled R$94.1 million in 1Q18, in comparison to R$20.6 million in 1Q17, mostly as a result of transaction expenses from the issuance of additional Senior Notes due 2025 (re-tap offering), as well as payments related to the partial acquisition of Senior Notes due 2020 (tender offer) and redemption of Senior Notes due 2018, 2020, 2021 e 2028.

Hedge results

The Company uses hedge accounting to account for some of its derivative instruments. In 1Q18, GOL registered a gain of R$16.1 million from hedge operations, R$18.8 million of which were accounted for in the Company’s financial results and R$2.7 million negative of which impacted operating results.

Results (R$ million) 1Q18	Fuel	Interest Rates	Total
Subtotal - Designated for Hedge Accounting	21.3	(3.2)	18.1
Subtotal – Not Designated for Hedge Accounting	(2.0)	-	(2.0)
Total	19.3	(3.2)	16.1
OCI (net of taxes, on March 31, 2018)*	29.2	(107.8)	(78.6)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow

Results (R$ million) 1Q18	Fuel	Interest Rates	Total
Financial Result	19.3	(0.5)	18.8
Operating Result	0.0	(2.7)	(2.7)
Total	19.3	(3.2)	16.1

|   Fuel: fuel hedge operations made through derivative contracts of call options tied to the WTI resulted in a gain of R$19.3 million in 1Q18.

|   Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$3.2 million in 1Q18.

Income tax

Consolidated income tax in the first quarter of 2018 represented an expense of R$65.6 million, compared to a net gain of R$79.1 million of deferred income tax in 1Q17. On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A, and, based on financial projections, recognized an income tax benefit totaling R$193.0 million. GLA has tax credits on net loss carryforwards of approximately R$1.4 billion. The Company (GLAI) has tax credits of R$62.5 million, of which R$58.5 million are related to tax loss carry forwards and R$4.0 million related to temporary differences, with realization supported by GOL’s long-term plan.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Net income and Earnings per Share (EPS)

In 1Q18, net income after minority interest was R$147.5 million (representing a margin of 5.0%), compared to net income of R$162.6 million during 1Q17. The 1Q18 result was impacted by: (i) a negative exchange variation of R$19.5 million over to the positive exchange variation in 1Q17 of R$143.7 million and (ii) expenses related to the additional issue of Senior Notes 2025 (re-tap offering), as well as payments related to the partial acquisition of Senior Notes due 2020 (Tender Offer) and the redemption of Senior Notes due 2018, 2020, 2021 and 2028. The comparison with the year-ago period was negatively impacted by the effect of income taxes, which resulted in a charge of R$65.6 million in 1Q18 versus a benefit of R$79.1 million in 1Q17.

(R$ MM)	1Q18	1Q17	% Var.
Net income (loss)	220.8	234.9	-6.0%
Minority Interest	73.4	72.3	1.5%
Net income (loss) after minority interest	147.5	162.6	-9.3%
Weighted average shares outstanding	348.4	347.2	0.3%
EPS in R$ before minority interest	0.63	0.68	-6.3%
EPS in R$ after minority interest	0.42	0.47	-9.6%
Weighted average ADS outstanding	174.2	173.6	0.3%
Earnings per ADS in US$ before min. interest	0.39	0.43	-9.1%
Earnings per ADS in US$ after min. interest	0.26	0.30	-12.3%

*1Q17 results have been restated based on IFRS 15.

Earnings per share were R$0.42 in 1Q18 versus R$0.47 for the first quarter of 2017. The number of shares used for calculation was 348,378,641 in 1Q18 and 347,242,172 in 1Q17, using a ratio of 35 common shares per preferred share.

Earnings per ADS were US$0.26 in 1Q18, compared to US$0.30 for the first quarter of 2017. The weighted average number of ADSs was 174.2 million in 1Q18 and 173.6 million in 1Q17, according to the current ratio of the number of preferred shares per ADS (2:1), which came into effect in November 2017.

Smiles subsidiary – Results 1Q18

In 1Q18, net income from our Smiles loyalty program was R$155.0 million, with a net margin of 62.7%. Net revenue in 1Q18 grew by 7.5% to R$247.1 million, compared to R$229.9 million in 1Q17. Operating income was R$184.0 million, resulting in an operating margin of 74.5%, a decrease of 3.5 pp versus the year-ago period, largely due to an increase in salaries, wages and benefits, payment of profit sharing, and software and data network maintenance expenses. The following table is a summary of the results of GOL’s Smiles subsidiary:

Operating Data (billion)	1Q18	1Q17	% Var.
Miles Accrual (ex-GOL)	20.2	16.5	22.2%
Program Redemptions	18.9	16.0	17.8%
Financial Information (R$ million)	1Q18	1Q17	% Var.
Gross Revenues	273.1	275.4	-0.8%
Net Revenues	247.1	229.9	7.5%
Operating Income	184.0	179.4	2.6%
Operating Margin	74.5%	78.0%	-3.5 p.p
Net Income	155.0	156.3	-0.8%
Net Margin	62.7%	68.0%	-5.3 p.p

 *1Q17 results have been restated based on IFRS 15.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Cash Flow

As of March 31, 2018, total liquidity (comprised by cash, cash equivalents, short-term investments, restricted cash and accounts receivable) increased by R$1.6 billion versus a year ago.

Operating activities generated R$123.7 million in 1Q18 versus a net use of cash in the year-ago period, mainly due to higher operating income and to an increase in supplier and accounts payable due to the extension of payment terms.

Investment activities consumed a net R$181.8 million in the quarter, mainly due to a higher volume of engine maintenance related to aircraft returns (R$162.5 million) and R$11.4 million of advances for aircraft acquisition. Net cash flow was negative R$58.1 million for the quarter.

Financing activities in 1Q18 used R$20.7 million, mainly due to payments of R$68.3 million for the tender offer of Senior Notes due 2020 and R$531.9 million for the redemptions of Senior Notes due 2018, 2020, 2021 and 2028, partially offset by the issuance of US$150 million Senior Notes (re-tap offering) due in 2025.

Consolidated Cash Flow Summary (R$ mm) (1)	1Q18	1Q17	% Var.	4Q17	% Var.
Net Income (Loss) for the Period	220.8	234.9	-6.0%	63.9	245.8%
Adjustment of Non-Cash Items	433.1	38.3	1,029.8%	582.6	-25.7%
Net Income (Loss) After Adjusting Non-Cash Items	653.9	273.2	139.3%	646.5	1.1%
Net Cash Provided to (Used in) Operating Activities	123.7	(31.7)	NM	629.9	-80.4%
Net Cash Provided to (used in) Investment Activities	(181.8)	(143.4)	26.8%	(362.8)	-49.9%
Net Cash Flow (2)	(58.1)	(175.0)	-66.8%	267.1	NM
Net Cash used in Financial Activities	(20.7)	(230.2)	-91.0%	801.8	NM
Net Increase (decrease) in Cash, Cash Equivalents and Accounts receivable	(78.8)	(405.2)	-80.6%	1,068.9	NM
Cash beginning of period	2,250.5	1,162.2	93.6%	1,156.3	94.6%
Accounts receivable beginning of period	936.5	760.2	23.2%	961.8	-2.6%
Cash end of period	2,096.3	694.5	201.8%	2,250.5	-6.9%
Accounts receivable	1,011.9	822.7	23.0%	936.5	8.1%
Total Liquidity	3,108.2	1,517.2	104.9%	3,187.0	-2.5%

1-    Management cash flow: some items were reclassified for better presentation. The groups may not be comparable with the totals presented in GOL’s financial statements.

2-    Net cash flow = Net Income (Loss) After Adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

Total Fleet

Final	1Q18	1Q17	Var.	4Q17	Var.
Boeing 737-NGs	118	124	-6	119	-1
737-800 NG	92	96	-4	92	0
737-700 NG	26	28	-2	27	-1
By rental type	1Q18	1Q17	Var.	4Q17	Var.
Financial Leasing (737-NG)	29	31	-2	31	-2
Operating Leasing (373-NG)	89	93	-4	88	1

At the end of 1Q18, GOL’s total fleet was 118 Boeing 737-NG aircraft, with 117 aircraft in operation and one aircraft was sub-leased to another airline. At the end of March 2017, of a total of 124 Boeing 737-NG aircraft, GOL was operating 116 aircraft on routes. Of the eight remaining aircraft, four were in the process of being returned to lessors and four were sub-leased to other airlines.

GOL has 89 aircraft under operating leasing arrangements and 29 aircraft under financial lease structures. 29 aircraft in the fleet have a purchase option at the end of their lease contracts.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

The average age of the fleet was 9.5 years at the end of 1Q18. The Company has 120 firm Boeing 737 MAX 8 acquisition orders, allowing for complete fleet renewal by 2028. The first Boeing 737 MAX 8 aircraft is expected to be received by the Company in July 2018.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	120	124	128
Aircraft Commitments (R$ million)*	-	1,122.9	4,559.9	39,622.9	45,305.7
Pre-Delivery Payments (R$ million)	243.0	542.0	683.9	5,150.0	6,618.9

                     * Considers aircraft list price

The Company maintains standards of excellence in its maintenance procedures, both with regards to its equipment and in the provision of services to other operators and to its partner Delta. This is supported through certifications by regulatory agencies including ANAC (Brazil’s National Civil Aviation Agency), the US FAA (Federal Aviation Administration), and recently EASA (European Aviation Safety Agency), the aeronautical regulator of the European community. These certifications ratify the high standard in aircraft and component maintenance services that reaffirm GOL’s commitment to ensuring that its processes, manuals and maintenance training programs are in line with aviation global best practices.

Liquidity and Indebtedness

As of March 31, 2018, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivable) of R$3.1 billion, a decrease of R$78.8 million over December 31, 2017, and an increase of R$1.6 billion versus a year ago. Accounts receivable, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, totaled R$1.0 billion, an increase of 8.1% over 1Q17.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Liquidity (R$ MM)	1Q18	1Q17	% Var.	4Q17	% Var.
Cash, cash equivalents and restricted cash	2,096.3	694.5	201.8%	2,250.5	-6.9%
Short-Term Accounts Receivable	1,011.9	822.7	23.0%	936.5	8.1%
Total Liquidity	3,108.2	1,517.2	104.9%	3,187.0	-2.5%
Total Liquidity as % of LTM Net Revenues	28.5%	15.6%	12.9 p.p	30.1%	-1.6 p.p
Indebtedness (R$MM)	1Q18	1Q17	% Var.	4Q17	% Var.
Loans and Financings	1,788.7	1,322.5	35.3%	1,813.8	-1.4%
Debt Issuance	3,526.9	2,937.1	20.1%	3,518.4	0.2%
Aircraft Rent	364.1	238.7	52.5%	297.3	22.4%
Aircraft Financing	1,336.9	1,592.5	-16.0%	1,476.2	-9.4%
Total Loans and Financings	7,016.6	6,090.7	15.2%	7,105.7	-1.3%
Short-Term Debt	1,188.8	726.6	63.6%	1,162.9	2.2%
Debt in US$	238.6	225.6	5.7%	224.9	6.1%
Debt in BRL	395.8	11.7	3,283.4%	419.0	-5.5%
Long-Term Debt	5,827.8	5,364.1	8.6%	5,942.8	-1.9%
Debt in US$	1,567.3	1,373.6	14.1%	1,609.9	-2.6%
Debt in BRL	618.4	1,012.0	-38.9%	617.3	0.2%
Perpetual Notes	440.3	419.7	4.9%	438.2	0.5%
Accumulated Interest	73.0	46.4	57.4%	98.9	-26.2%
Operating Leases (off-balance)	5,287.7	5,790.9	-8.7%	5,304.7	-0.3%
Debt and Leverage (R$ MM)	1Q18	1Q17	% Var.	4Q17	% Var.
Gross Debt ex-perpetual notes (R$ MM)	6,576.3	5,671.0	16.0%	6,667.5	-1.4%
LTM Aircraft Rent x 7 years	6,535.6	6,402.1	2.1%	6,578.2	-0.6%
Gross Adjusted Debt[2] (R$ MM)	13,111.9	12,073.1	8.6%	13,245.7	-1.0%
Cash (R$ MM)	2,096.3	694.5	201.8%	2,250.5	-6.9%
Net Adjusted Debt[2] (R$ MM)	11,015.6	11,378.6	-3.2%	10,995.2	0.2%
% of debt in foreign currency	84.5%	83.2%	1.3 p.p	84.3%	0.2 p.p
% of debt in Short-Term	16.9%	11.9%	5.0 p.p	16.4%	0.5 p.p
% of debt in Long-Term	83.1%	88.1%	-5.0 p.p	83.6%	-0.5 p.p
Total of Loans and Financings	7,016.6	6,090.7	15.2%	7,105.7	-1.3%
- Perpetual notes	440.3	419.7	4.9%	438.2	0.5%
- Cash, equivalents, short-term fin. investments and restricted cash	2,096.3	694.5	201.8%	2,250.5	-6.9%
= Net Debt (ex-perpetual notes)	4,480.0	4,976.5	-10.0%	4,417.0	1.4%
LTM EBITDA	1,790.2	954.4	87.6%	1,495.2	19.7%
Net Debt (ex-perpetual notes)/LTM EBITDA	2.5 x	5.2 x	-2.7x	3.0 x	-0.5x
Adjusted Gross Debt2 / EBITDAR Annualized	4.8 x	6.5 x	-1.7x	5.4 x	-0.6x
Adjusted Net Debt2 / EBITDAR Annualized	4.0 x	6.1 x	-2.1x	4.5 x	-0.5x
Net Financial Commitments1 / EBITDAR Annualized	3.6 x	5.8 x	-2.2x	4.0 x	-0.4x

1 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  2 - Debt (excluding perpetual notes) + LTM operational leasing expenses x 7; *1Q17 results has been restated based on IFRS 15.Certain variation calculations in this report may not match due to rounding.

Loans and financing

GOL continued reducing its cost of debt and improving its liquidity profile during 1Q18. The Company registered total loans and financings as of March 31, 2018 of R$7.0 billion (including finance leases), a decrease of 1.3% versus 4Q17. The net debt/LTM EBITDA ratio (excluding perpetual notes) fell to 2.5x at the end of the period, compared to 3.0x as of year-end 2017. The average maturity of the Company's long-term debt in 1Q18, excluding aircraft financial leasing and perpetual notes, was 4.0 years. GOL’s average interest rate was 8.43% for local-currency debt, compared to 9.09% in 4Q17, and 6.86% for Dollar-dominated debt, compared to 7.35% in 4Q17.

In January 2018, through its subsidiary GOL Finance, the Company completed the issuance of additional Senior Notes due 2025 in the amount of US$150 million, with a coupon of 7.0% per year. In addition, GOL partially acquired R$68.3 million of its Senior Notes due 2020 (through tender offer), and made R$531.9 million in payments related to the redemption of its Senior Notes due 2018, 2020, 2021 and 2028.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Outlook

Financial Outlook (Consolidated, IFRS)	2018E		2019E3
	Previous	Revised
Total fleet (average)	118	117	122 to 124
ASKs, System (% change)	1 to 3	1 to 2	5 to 10
- Domestic	0 to 3	0 to 2	1 to 3
- International	7 to 10	6 to 8	30 to 40
Seats, System (% change)	1 to 3	0 to 2	3 to 5
Departures, System (% change)	1 to 3	0 to 2	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81
Cargo and other revenues (R$ billion)	~ 1.6	~ 1.2[4]	~ 1.6[4]
Total net revenues (R$ billion)	~ 11	~ 11	~ 12
Non-fuel CASK (R$ cents)	~ 15	~ 14	~ 15
Fuel liters consumed (mm)	~ 1,400	~ 1,380	~ 1,440
Fuel price (R$ / liter)	~ 2.2	~ 2.5	~ 2.6
Aircraft rent (R$mm)	~ 950	~ 960	~ 1,000
EBITDA margin (%)	~ 16	~ 16	~ 18
Operating (EBIT) margin (%)	~ 11	~ 11	~ 13
Net financial expense (R$ mm)	-	~ 650	~ 500
Effective income tax rate (%)	~ 0	~ 5	~ 0
Capital expenditures¹ (R$mm)	~ 600	~ 700	~ 600
Net Debt¹ / EBITDA (x)	~ 3.0x	~ 2.8x	~ 2.5x
Fully-diluted shares outstanding (million)	347.7	348.4	348.4
Earnings per share – fully diluted²(R$)	1.20 to 1.40	0.90 to 1.10	1.70 to 2.30
Fully-diluted ADS outstanding (million)	173.9	174.2	174.2
Earnings per ADS – fully diluted² (US$)	0.75 to 0.90	0.50 to 0.65	1.00 to 1.50

Financial Outlook (Consolidated, IFRS)	2018E		2019E3
	Previous	Revised
Total fleet (average)	118	117	122 to 124
ASKs, System (% change)	1 to 3	1 to 2	5 to 10
- Domestic	0 to 3	0 to 2	1 to 3
- International	7 to 10	6 to 8	30 to 40
Seats, System (% change)	1 to 3	0 to 2	3 to 5
Departures, System (% change)	1 to 3	0 to 2	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81
Cargo and other revenues (R$ billion)	~ 1.6	~ 1.2[4]	~ 1.6[4]
Total net revenues (R$ billion)	~ 11	~ 11	~ 12
Non-fuel CASK (R$ cents)	~ 15	~ 14	~ 15
Fuel liters consumed (mm)	~ 1,400	~ 1,380	~ 1,440
Fuel price (R$ / liter)	~ 2.2	~ 2.5	~ 2.6
Aircraft rent (R$mm)	~ 950	~ 960	~ 1,000
EBITDA margin (%)	~ 16	~ 16	~ 18
Operating (EBIT) margin (%)	~ 11	~ 11	~ 13
Net financial expense (R$ mm)	-	~ 650	~ 500
Effective income tax rate (%)	~ 0	~ 5	~ 0
Capital expenditures¹ (R$mm)	~ 600	~ 700	~ 600
Net Debt¹ / EBITDA (x)	~ 3.0x	~ 2.8x	~ 2.5x
Fully-diluted shares outstanding (million)	347.7	348.4	348.4
Earnings per share – fully diluted²(R$)	1.20 to 1.40	0.90 to 1.10	1.70 to 2.30
Fully-diluted ADS outstanding (million)	173.9	174.2	174.2
Earnings per ADS – fully diluted² (US$)	0.75 to 0.90	0.50 to 0.65	1.00 to 1.50

 (1) Excluding perpetual bonds;      (2) After participation of minority interest in Smiles S.A.    (3) 2019 does not consider IFRS 16;     (4) 2018 and 2019 consider IFRS 15

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Contacts

Email: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Site: www.voegol.com.br/ri

1Q18 Earnings Calls     Wednesday, May 9, 2018

Live webcast (www.voegol.com.br/ri)

In English 11:00 a.m. (US EDT) 12:00 p.m. (Brazil) Phone: +1 (412) 317-5453 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10119227	In Portuguese 01:30 p.m. (Brazil) 12:30 p.m. (US EDT) Phone: +55 (11) 3193-1001 | +55 (11) 2820-4001 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 223821#

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Income statement (R$ MM)*	1Q18	1Q17	% Change
Net operating revenues
Passenger	2,798.8	2,429.2	15.2%
Cargo and Other	165.4	162.8	1.6%
Total net operating revenues	2,964.3	2,592.1	14.4%

Operating Expenses
Salaries, wages and benefits	(483.7)	(414.0)	16.8%
Aircraft fuel	(884.2)	(735.8)	20.2%
Aircraft rent	(235.4)	(241.5)	-2.5%
Passenger Costs	(119.7)	(117.3)	2.1%
Sales and marketing	(127.3)	(117.6)	8.3%
Landing fees	(187.4)	(174.8)	7.2%
Services Provided	(130.2)	(137.9)	-5.6%
Maintenance materials and repairs	(110.3)	(88.2)	25.0%
Depreciation and amortization	(150.6)	(106.6)	41.2%
Other	(31.1)	(203.1)	-84.7%
Total Operating Expenses	(2,460.0)	(2,336.8)	5.3%
Equity Income	(0.0)	0.1	NM

Operating Income	504.3	255.4	97.4%

Financial Income (expense), net	(217.9)	(99.6)	118.7%

Income (Loss) before income taxes	286.4	155.8	83.8%
Current income tax	(49.3)	(85.1)	-42.1%
Deferred income tax	(16.3)	164.2	NM
Net income (loss) before minority interest	220.8	234.9	-6.0%

Smiles’ Minority interest	73.4	72.3	1.5%

Net income (loss) after minority interest	147.5	162.6	-9.3%
EPS in R$ after minority interest	0.42	0.47	-9.6%
Earnings per ADS in US$ after minority interest	0.26	0.30	-12.3%
Number of shares at the end of the period MM	348.4	347.2	0.3%

*1Q17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 1Q17; Certain variation calculations in this report may not match due to rounding.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Consolidated Balance Sheet (R$ 000)*	Mar 31, 2018	Dec 31, 2017	Var %

ASSETS	9,889,173	10,004,748	-1.2%
Current Assets	3,270,000	3,344,998	-2.2%
Cash and cash equivalents	532,446	1,026,862	-48.1%
Short-term investments	1,270,607	955,589	33.0%
Trade receivables	1,011,877	936,478	8.1%
Inventories	180,914	178,491	1.4%
Recoverable taxes	117,338	83,210	41.0%
Derivatives	26,074	40,647	-35.9%
Other credits	130,744	123,721	5.7%
Non-Current Assets	6,619,173	6,659,750	-0.6%
Deposits	1,164,704	1,163,759	0.1%
Restricted cash	293,272	268,047	9.4%
Recoverable taxes	20,082	7,045	185.1%
Deferred taxes	249,749	276,514	-9.7%
Other noncurrent assets	-	-	0.0%
Investments	1,314	1,333	-1.4%
Property, plant and equipment	3,145,333	3,195,767	-1.6%
Intangible assets	1,744,719	1,747,285	-0.1%

LIABILITIES AND SHAREHOLDERS’ EQUITY	9,889,173	10,004,748	-1.2%
Current Liabilities	5,650,631	5,769,620	-2.1%
Short-term debt	1,188,819	1,162,872	2.2%
Suppliers	1,133,459	1.249.124	-9.3%
Suppliers – forfaiting	434,502	78,416	454.1%
Salaries	321,614	305,454	5.3%
Taxes payable	134,122	134,951	-0.6%
Landing fees	257,661	365,651	-29.5%
Air traffic liability	1,053,862	1,456,939	-28.6%
Mileage program	748,408	765,114	-2.2%
Advances from customers	81,658	21,718	276.0%
Provisions	38,624	46,561	-17.0%
Derivatives	15,224	34,457	-55.8%
Operational leases	158,986	28,387	460.1%
Other current liabilities	83,692	100.401	-16.6%
Non-Current Liabilities	7,097,915	7,323,649	-3.1%
Long-term debt	5,827,793	5,942,795	-1.9%
Suppliers	193,712	222,026	-12.8%
Provisions	605,493	562,628	7.6%
Mileage program	184,490	188,204	-2.0%
Deferred taxes	178,419	188.005	-5.1%
Taxes payable	58,785	66,196	-11.2%
Operational leases	-	110,723	NM
Other noncurrent liabilities	49,223	43,072	14.3%
Shareholders' Equity	(2,859,373)	(3,088,521)	-7.4%
Capital Stock	3,084,302	3,082,802	0.1%
Shares to Issue	5,799	-	0.0%
Share Issuance Costs	(155,618)	(155,618)	0.0%
Treasury shares	(4,168)	(4,168)	0.0%
Capital reserves	88,762	88,762	0.0%
Equity valuation adjustment	(78,656)	(79,316)	-0.8%
Share-based payments reserve	124,002	119,308	3.9%
Gain on change in investments	759,984	760,545	-0.1%
Accumulated losses	(7,163,703)	(7,312,849)	-2.0%
Non-controlling interests	479,923	412,013	16.5%

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Consolidated Cash Flow (R$000)	1Q18	1Q17	% Var.
Net Income (loss) for the period	220,837	234,892	-6.0%
Depreciation and amortization	150,568	106,608	41.2%
Allowance for doubtful accounts	(988)	1,818	NM
Provisions for legal proceedings	72,531	38,567	88.1%
Provision for inventory obsolescence	1,512	33	4,481.8%
Deferred taxes	16,299	(164,185)	NM
Equity results	19	(126)	NM
Share-based payments	4,735	3,324	42.4%
Exchange and monetary variations, net	18,311	(113,539)	NM
Interest on debt, leases and other obligation	168,551	143,123	17.8%
Amortization of costs on loans and leases	-	-	NM
Unrealized hedge	(16,086)	11,664	NM
Provision for profit sharing	15,157	6,069	149.7%
Write-off of property, plant and equipment and intangible assets	2,500	4,978	-49.8%
Adjusted net income	653,946	273,226	139.3%
Changes in operating assets and liabilities:
Trade receivables	(73,669)	(65,366)	12.7%
Short-term investments	10,904	105,886	-89.7%
Inventories	(3,935)	(5,479)	-28.2%
Deposits	2,426	(21,463)	NM
Suppliers	(143,270)	11,558	NM
Suppliers - forfaiting	342,060	-	NM
Air traffic liability	(422,652)	(247,666)	70.7%
Mileage program	(20,420)	(51,436)	-60.3%
Advances from customers	59,940	215,687	-72.2%
Labor obligations	1,003	(2,096)	NM
Taxes and airport fees	(107,990)	49,707	NM
Tax obligations	44,821	269,245	-83.4%
Obligations arising from derivative transactions	12,086	(20,065)	NM
Provisions	(48,089)	(69,442)	-30.7%
Operational leases	19,876	59,520	-66.6%
Other assets	(70,974)	(190,337)	-62.7%
Interest paid	(150,591)	(205,345)	-26.7%
Income taxes paid	(53,805)	(59,279)	-9.2%
Net cash flows from (used in) operating activities	51,667	46,855	10.3%
Short-term investments - Smiles	(320,408)	201,644	NM
Restricted cash	(25,117)	(19,979)	25.7%
Advances of property, plant and equipment acquisition, net	(11,373)	-	0.0%
Property, plant and equipment	(162,448)	(129,463)	25.5%
Intangible assets	(8,022)	(13,910)	-42.3%
Net cash flows from (used in) investing activities	(527,368)	38,292	NM
Loan funding, net of issuance costs	604,571	31,818	1,800.1%
Repurchase of securities costs	(10,742)	-	0.0%
Loan payments	(37,751)	(18,908)	99.7%
Senior Notes redemption	(531,907)	-	0.0%
Finance lease payments	(52,970)	(57,319)	-7.6%
Dividends and interest on equity paid to non-controlling	-	(185,779)	-100.0%
Interest on equity distributed through Subsidiary	-	-	0.0%
Capital Increase	1,500	-	NM
Subsidiary’s Capital Increase	875	-	NM
Share to issuance	5,799	-	NM
Net cash used in financing activities	(20,625)	(230,188)	-91.0%
Foreign exchange variation on cash and cash	1,910	(31,056)	NM
Net increase (decrease) in cash and cash equivalents	(494,416)	(176,097)	180.8%
Cash and cash equivalents at beginning of the period	1,026,862	562,207	82.6%
Cash and cash equivalents at period end	532,446	386,110	37.9%

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release
First Quarter 2018

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 65 destinations, 54 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,300 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

20	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.